REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9
Phone:  604-278-5996     Fax:  604-278-3409

March 26, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Attention: Messrs. Daniel L. Gordon, Branch Chief and Jonathan Wiggins, Staff Accountant

Re:	Reg Technologies Inc. (“REG”)
Form 20-F for the fiscal year ended April 30, 2008
Filed November 14, 2008, as Amended on December 3, 2008
File No. 000-24342

Dear Sirs:

Further to our letter dated February 4, 2009, this letter responds to your letter dated January 26, 2009, commenting on REG’s financial statements and related disclosures contained in its Form 20 for the fiscal year ended April 30, 2008 filed on November 14, 2008 (“Form 20”), and amended December 3, 2008 (“Form 20/A#1”). The item numbers in this response correspond to the numbered comments in your letter of January 26, 2009.

Form 20-F for the fiscal year ended April 30, 2008, as amended

Item 5.                 Operating and Financial Review and Prospects

A.  Operating Results

1.
The Company recorded a gain as a result of the issuance of shares of REGI U.S., Inc. (REGI) outside the consolidated group pursuant to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1600 – “Consolidated Financial Statements”.  The issuance of shares by REGI dilutes the percentage ownership held by the Company and by Rand. This results in a deemed gain. The calculation below is in accordance with Example 4, Situation II of Section 1600. As there were no initial net assets recorded, the investment account has been drawn down to zero as a result of prior losses, and REGI is in a deficit position, both the Company’s portion and Rand’s portion of the share issuance proceeds was recorded as a gain.  Under US GAAP, the Company calculated and recorded the gain similar to the accounting under Canadian GAAP, pursuant to SAB Topic 5.H – “Accounting for Sales of Stock by a Subsidiary”.  However, as the Company is a development stage company whose ability to continue in existence is in question, the change in the Company’s proportionate share of REGI equity should have been accounted as an equity transaction.  This results in a difference between Canadian GAAP and US GAAP and will be added to the disclosure in Note 15 “Reconciliation of United States and Canadian Generally Accepted Accounting Principles”.

Messrs. Daniel L. Gordon, Branch Chief
Jonathan Wiggins, Staff Accountant
March 26, 2009  -  Page 2

Reg Technologies Inc.				Rand Energy Group Inc.

Proceeds from	% Owned			Proceeds from	% Owned
Shares issued	By Reg			Shares issued	By Rand
By REGI	Tech.		Gain	By REGI	Energy	Gain

$3,761	12.33%		$464	$3,761	10.58%	$398
$24,380	12.32%		$3,003	$24,380	10.46%	$2,550
$19,935	12.31%		$2,454	$19,935	10.45%	$2,084
$22,006	12.30%		$2,706	$22,006	10.44%	$2,298
$10,854	12.29%		$1,334	$10,854	10.44%	$1,133
$4,225	12.29%		$519	$4,225	10.44%	$441
$4,167	12.29%		$512	$4,167	10.44%	$435
$4,071	12.29%		$500	$4,071	10.44%	$425
$617,531	12.03%		$74,299	$617,531	10.22%	$63,096
$4,144	12.03%		$499	$4,144	10.22%	$423
$3,905	12.03%		$470	$3,905	10.08%	$394
$10,031	12.02%		$1,206	$10,031	10.08%	$1,011
$31,907	12.01%		$3,832	$31,907	10.07%	$3,213
$3,777	12.01%		$454	$3,777	10.07%	$380
$70,642	11.98%		$8,460	$70,642	10.04%	$7,093
$15,345	11.97%		$1,837	$15,345	10.04%	$1,540
$3,861	11.97%		$462	$3,861	10.03%	$387
$4,436	11.96%		$531	$4,436	10.03%	$445
$96,682	11.92%		$11,526	$96,682	10.00%	$9,664
$3,959	11.92%		$472	$3,959	9.99%	$396
$4,010	11.92%		$478	$4,010	9.86%	$395
$829	11.92%		$99	$829	9.86%	$82
$51,005	11.90%		$6,068	$51,005	9.84%	$5,018
$3,947	11.90%		$470	$3,947	9.50%	$375
$4,343	11.89%		$516	$4,343	9.50%	$412
$3,966	11.89%		$472	$3,966	9.47%	$376
$3,945	11.89%		$469	$3,945	9.07%	$358
		a)	$124,112		b )	$104,822

Total Gain = 124,112 + 104,822 = $228,934

2.	The Company calculated the gains recognized on the sale of subsidiary’s shares as follows:

Shares of REGI Sold	Proceeds Received	ACB (Cost = $0.012762)	Gain

30000	$34,369	$383	$33,986
36000	$36,325	$459	$35,866
37,900	$31,702	$484	$31,218
132,700	$116,729	$1,694	$115,035
80,000	$77,065	$1,021	$76,044

316,600	$296,189	$4,040	$292,149

Messrs. Daniel L. Gordon, Branch Chief
Jonathan Wiggins, Staff Accountant
March 26, 2009  -  Page 3

The Company will revise its disclosure in future filings to discuss both the gain on the sale of subsidiary’s shares and the gain recognized as a result of its subsidiary selling shares outside the consolidated group.

Item 15.                      Controls and Procedures

3.
In our 20-F filed on November 14, 2008, management provided its conclusion that our internal controls and procedures were effective as of April 30, 3008.  We believed this to be true as at April 30, 2008.  Following the year ended April 30, 2008, in September 2008, the Company changed its management accountants and it’s auditor.  We should have noted this explanation for our conclusion in our 20-F filed November 14, 2008.

Subsequent to the 20-F filed on November 14, 2008, management determined that our controls and procedures were not effective.  We did, in fact, consider the impact of our conclusion that our controls and procedures were ineffective and corrected our disclosure in the Controls and Procedures section in our 20-F/A#1 filed on December 3, 2008.  Management’s conclusion was not omitted therein; the Company stated in our 20-F/A#1 that management concluded that our internal controls over financial reporting were not effective as at April 30, 2008, and the Company provided its plan to remedy the situation going forward to alleviate or reduce the likelihood of future errors that resulted in the amendment of our Form 20-F for the fiscal year ended April 30, 2008.

The Company’s material weakness in its internal control over financial reporting which resulted in errors, and in the amendment of our Form 20-F included:

-
monitoring and review of work performed by our management accountants in the preparation of financial statements footnotes and financial data provided to the Company’s registered public accounting firm in connection with the annual audit.

The Company took action to correct these weaknesses by

-
replacing its management accounting professionals with new management accountants with the requisite technical accounting knowledge, and will more closely monitor the work of, and communicate with, our new management accountants; and

-	engaging a new independent registered public accounting firm as announced by the Company on its Form 6-K filed November 19, 2008, and as filed in Canada on SEDAR (www.sedar.com) on October 1, 2008.

In our Form 20-F/#2 of even date, amending our 20-F/A#1, we have reworded our Controls and Procedures section to:

-	clearly indicate management’s conclusion that the disclosure controls and procedures were ineffective;

-
identify the material weaknesses management identified due to material weakness in the Company’s internal controls over financial reporting which rendered the Company’s internal controls ineffective; and

-	disclose the Company’s actions and plans to remedy this deficiency.

Messrs. Daniel L. Gordon, Branch Chief
Jonathan Wiggins, Staff Accountant
March 26, 2009  -  Page 4

Notes to the Consolidated Financial Statements

Note 13.  Restatement

4.
Subscriptions received by a subsidiary were classified as a liability under Canadian GAAP pursuant to CICA Handbook Section 1000 – “Financial Statement Concepts”, paragraphs 31-34 and under US GAAP pursuant to paragraph 35 of CON 6 – “Elements of Financial Statements”. The subscriptions received were classified as liabilities because the Company would not settle the obligation through the issuance of its shares.  The obligation would be settled through the issuance of the subsidiary’s shares which decreases the Company’s investment in REGI. This meets the definition of a liability.  As the Company will settle the obligation through the sacrifice of future economic benefits the subscriptions were not eliminated on consolidation, but were reclassified as a liability under both US and Canadian GAAP.

The subscription agreements entered into with the subscribers of the subsidiary’s common stock do not contain specific provisions entitling them to a refund or to have their consideration refunded.  However, the subscription agreements are not valid until accepted by REGI. The investor: (i) must acknowledge and agree that REGI is relying on the investor's representations in the subscription agreement in determining whether to accept the subscription; (ii) is responsible for an exemption from registration and distribution requirements in his home jurisdiction; and (iiii) must represent and warrant that all representations made by the investor in the subscription agreement are true.

In the event that the investor has represented in writing that he is not an “accredited investor” (as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, and in Canada under National Instrument 45-106, Prospectus and Registration Exemptions), the investor was provided with an offering memorandum, under which the investor had the right to cancel his subscription agreement within two days of signing of the subscription agreement.  Upon receipt of the investor’s representations and acknowledgements by execution of the subscription agreement by both parties, REGI could issue the shares.

5.
Previously, the Company had eliminated the non-controlling interest portion of currency translation adjustments upon consolidation. However, it was subsequently determined that foreign currency translation adjustments previously eliminated upon consolidation should be reinstated under Canadian GAAP pursuant to CICA Handbook Section 3051 – “Investments” and under US GAAP pursuant to ARB 51 – “Consolidated Financial Statements” as the amount included in the determination of net income by the investor should reflect the investor's proportionate share of capital transactions (including amounts recognized in other comprehensive income). However, since the subsidiary is in a deficit position, no reduction to net loss absorbed by the Company should be made. The Company should absorb 100% of the loss of its subsidiary, including 100% of amounts recognized in other comprehensive income.  As a result, the Company recorded an adjustment to recognize $714,464 of previously eliminated foreign exchange translation adjustments to other-comprehensive income. The translation adjustments were recorded in non-controlling interest on the income statement, however, as the investee is in a deficit position, the translation adjustments have not been recorded in the non-controlling interest account on the balance sheet.

The other restatement adjustments had no effect on non-controlling interest.  The reclassification of amortization, research and development costs, and subscriptions received did not change investee net income and as a result had no effect on non-controlling interest.

Messrs. Daniel L. Gordon, Branch Chief
Jonathan Wiggins, Staff Accountant
March 26, 2009  -  Page 5

In addition to the above responses, we have also amended Note 12(ii) of the Company’s financial statements for the year ended April 30, 2008 to correctly indicate that, pursuant to the memorandum of understanding, the grantors have agreed that WVURC shall own 5% of the “direct charge engine” technology, not all patented technology.

We have filed our Form 20-F/A, amendment number 2, along with this cover letter on EDGAR.

In connection with our response to your comments, we provide the following statement from the Company acknowledging the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(b)	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (206) 262-9545 if you have any questions.

Very truly yours,

Reg Technologies Inc.

/s/ James Vandeberg

James Vandeberg
Chief Financial Officer

Cc:           John Robertson, President, Reg Technologies Inc.